March 29, 2006

Mr. James S. Mahan, III
S1 Corporation
Chairman and CEO
3500 Lenox Road, Suite 200
Atlanta, GA   30326

CC: Board of Directors

Dear Chip,

Thank you for giving us the opportunity to meet with you and the senior management team this past Tuesday. We particularly appreciated the open and candid nature of our discussion. As you know, Ramius Capital Group represents a group of investors (the "Ramius Group") who beneficially own in excess of 7.2% of the outstanding common stock of S1 Corporation ("S1" or the "Company"). As we discussed, we believe that the Company's assets are undervalued, and believe that the best way to unlock that value is through the sale of the Company.

We are well aware of the competitive environment in which S1 operates and how difficult that can be for an independent software provider. We applaud the steps you have taken to restructure the Company since taking over as the CEO, specifically focusing on customer service, reducing headcount, reinvesting in the core products, and delaying the Enterprise 3.5 release. However, we remain skeptical that a stand-alone strategy will successfully maximize shareholder value.

The Company has struggled in recent years. Since the beginning of fiscal year 2002, S1's share price has declined by approximately 77% and revenue has declined by approximately 13.8%. During this period, the Company has underperformed its Broad Competitive Peer Group(1), both in terms of its share price and operating performance.

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(1) The Broad Competitive Peer Group, as determined by Ramius, consists of
Digital Insight, Open Solutions, Corillian, Fundtech, Fidelity National Information Services, Fiserv, and Jack Henry & Associates.

Since 2002, every member of the Broad Competitive Peer Group increased overall revenue and, to the extent the information is broken out, increased license revenue. Additionally, unlike S1, every member of the Broad Competitive Peer Group is profitable.

We understand that you have great expectations for the Enterprise 3.5 product, and we and your other shareholders are hopeful that this product will be a great success. However, we do not believe that the potential success of this product is adequate justification for the Company to remain a stand-alone entity. According to our calculations and assuming the continuation of the current operating strategy, the Company would need to grow revenue by more than 35% without increasing operating expenses just to earn its cost of capital. As a result, we believe the potential realistic benefits of waiting for this product are not strong enough justification to delay exploring strategic alternatives. Should the Enterprise product prove to gain some traction, potential buyers will recognize that value in a competitive sale process. Should the Enterprise product continue to disappoint, then the buyers will be paying for the Company's large base of customers producing recurring high margin revenue.

The current merger environment for companies similar to S1 is robust. We believe that S1's business would attract significant attention from private equity and strategic buyers. Therefore, it is our strong recommendation that the Board hire a reputable investment bank and conduct a competitive sale process.

We look forward to continuing discussions with you, your management team, and other members of the Board, and trust that the best interests of all shareholders will remain of paramount importance.

Best regards,


/s/ Jeffrey C. Smith
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Jeffrey C. Smith
Ramius Capital Group